SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 3)

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

HANWHA Q CELLS CO., LTD.

(Name of the Issuer)

HANWHA Q CELLS CO., LTD.

HANWHA SOLAR HOLDINGS CO., LTD.

HANWHA CHEMICAL CORPORATION

HANWHA CORPORATION

MR. SEUNG-YOUN KIM

(Name of Person(s) Filing Statement)

Ordinary Shares, par value $0.0001 per share*

American Depositary Shares, each representing fifty Ordinary Shares

(Title of Classes of Securities)

41135V301**

(CUSIP Number of Classes of Securities)

Hanwha Q CELLS Co., Ltd. Hanwha Building, 86 Cheonggyecheon-ro Jung-gu, Seoul, Korea Attention: Mr. Jinki Hong Telephone: +82-2-729-3803	Hanwha Solar Holdings Co., Ltd. c/o Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro Jung-gu, Seoul, Korea Attention: Mr. Jinki Hong Telephone: +82-2-729-3803

Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro Jung-gu, Seoul, Korea Attention: Mr. Sung Jun Pyun Telephone: +82-2-729-2700	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro Jung-gu, Seoul, Korea Attention: Mr. Min Hyoung Han Telephone: +82-2-729-1093

Mr. Seung-Youn Kim Hanwha Building, 86 Cheonggyecheon-ro Jung-gu, Seoul, Korea Telephone:+82-2-729-1623

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

H. Young Shin Skadden, Arps, Slate, Meagher & Flom LLP 26F, Gangnam Finance Center 152 Teheran-ro, Gangnam-gu Seoul 06236, Korea Telephone: +82-2-6177-3001	Sang Jin Han Cleary Gottlieb Steen & Hamilton LLP 19F, Ferrum Tower 19 Eulji-ro 5-gil, Jung-gu Seoul 04539, Korea Telephone: +82-2-6353-8030

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation***	Amount of Filing Fee****
$50,707,541.41	$6,145.75

*	Not for trading, but only in connection with the listing on the Nasdaq Global Market of the American Depositary Shares (“ADSs”), each representing fifty ordinary shares, par value $0.0001 per share, of the Company (the “Ordinary Shares”).

**	CUSIP number of the ADSs, each representing fifty Ordinary Shares.

***	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated based on the purchase of 5,119,374 ADSs and 129,994 Ordinary Shares of Hanwha Q CELLS Co., Ltd. at $9.90 per ADS and $0.198 per Ordinary Share, respectively. The foregoing share figure has been provided by the issuer and is as of December 18, 2018, the most recent practicable date.

****	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $121.20 per $1,000,000 of transaction value.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $6,145.75

Form or Registration No.: Schedule 13E-3

Filing Party: Hanwha Q CELLS Co., Ltd., Hanwha Solar Holdings Co., Ltd., Hanwha Chemical Corporation, Hanwha Corporation, and Mr. Seung-Youn Kim

Date Filed: October 23, 2018

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Amendment No. 3 (this “Amendment No. 3”) to the Rule 13e-3 transaction statement on Schedule 13E-3 amends and supplements the Rule 13e-3 transaction statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on October 23, 2018 (as amended by Amendment No. 1 filed with the SEC on November 16, 2018 and by Amendment No. 2 filed with the SEC on December 18, 2018, this “Statement”) and is being filed jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

•	Hanwha Q CELLS Co., Ltd., an exempted company organized under the laws of the Cayman Islands (“Hanwha Q CELLS” or the “Company”), which is the subject party and issuer of the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), and the American Depositary Shares (“ADSs”), each representing fifty Ordinary Shares, that is the subject of the Rule 13e-3 transaction described in the Statement.

•	Hanwha Solar Holdings Co., Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Hanwha Solar” or “Parent”), which, immediately prior to the Effective Date (as defined below), owns approximately 93.9% of the Ordinary Shares (including Ordinary Shares represented by ADSs).

•	Hanwha Chemical Corporation, a corporation with limited liability incorporated under the laws of the Republic of Korea (“Hanwha Chemical”), which owns 100% of Hanwha Solar.

•	Hanwha Corporation, a corporation with limited liability incorporated under the laws of the Republic of Korea, which holds approximately 36.3% of the issued and outstanding shares of Hanwha Chemical and may therefore be deemed to be, immediately prior to the Effective Date, the beneficial owner of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Hanwha Solar.

•	Mr. Seung-Youn Kim, a representative director and executive officer of Hanwha Chemical and Hanwha Corporation, who holds approximately 18.8% of the issued and outstanding shares of Hanwha Corporation and may therefore be deemed to be, immediately prior to the Effective Date, the beneficial owner of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Hanwha Solar.

This Amendment No. 3 and the Statement relate to a “short-form” merger between Parent and the Company pursuant to section 233(7) of the Companies Law of the Cayman Islands, as amended (the “Companies Law”), as a result of which the ADSs representing the Ordinary Shares will be delisted from the Nasdaq, the registration of the ADSs will be terminated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company will no longer be subject to reporting and other disclosure requirements of the Exchange Act, including requirements to file annual and other periodic reports or to provide the type of disclosure contained in this Statement.

All information contained in this Statement concerning each Filing Person has been supplied by such Filing Person.

Except as set forth in this Amendment No. 3, all information in the Statement remains unchanged. Capitalized terms used and not otherwise defined in this Amendment No. 3 have the meanings ascribed to such terms in the Statement.

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Explanatory Note: Hanwha Solar Holdings Co., Ltd. (“Hanwha Solar”) has recently discovered that 100,000 American Depositary Shares (“ADSs”) representing 5,000,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of Hanwha Q CELLS Co., Ltd. (the “Company”) that the Rule 13e-3 transaction statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on October 23, 2018 (as amended by Amendment No. 1 filed with the SEC on November 16, 2018 and by Amendment No. 2 filed with the SEC on December 18, 2018 , this “Statement”) previously stated were owned by Hanwha Solar as of December 18, 2018 were voluntarily cancelled as of December 11, 2018, without the underlying 5,000,000 Ordinary Shares having been transferred back to the account of Hanwha Solar in the form of Ordinary Shares. Immediately prior to the Effective Date (as defined below), such Ordinary Shares were transferred back to the account of Hanwha Solar in the form of Ordinary Shares, resulting in Hanwha Solar, consistent with what was previously stated in the Statement, being the beneficial owner of a total of 3,908,989,723 Ordinary Shares representing approximately 93.9% of the total outstanding Ordinary Shares immediately prior to the Effective Date.

On January 16, 2019, the Company and Parent filed the Plan of Merger with the Cayman Registrar, pursuant to which the Merger became effective on January 16, 2019 (the "Effective Date") with the Company merging with and into Parent and Parent continuing as the Surviving Company as a wholly owned subsidiary of Hanwha Chemical.

Pursuant to the Plan of Merger, as of the Effective Date, each of the issued and outstanding Ordinary Shares and ADSs, other than the Excluded Shares (and any ADS that represents the Excluded Shares), has been cancelled in exchange for the right to receive $0.198 per Ordinary Share in cash without interest (provided that the aggregate amount of cash that each holder of such Ordinary Shares is entitled to receive for all Ordinary Shares held by such holder has been aggregated and rounded to the nearest cent (with $0.005 being rounded upward)), and because each ADS represents fifty Ordinary Shares, each outstanding ADS (other than any ADS that represents the Excluded Shares) represents the right to receive $9.90 per ADS in cash without interest (less $0.05 per ADS cancellation fees, and, if applicable, a depositary service fee (DSF) of $0.02 per ADS, in each case, pursuant to the terms of the Deposit Agreement governing the ADSs and net of any applicable withholding taxes). Each Excluded Share issued and outstanding immediately prior to the Effective Date has been cancelled and ceases to exist without payment of any consideration or distribution in respect thereof.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 16, 2019

HANWHA Q CELLS CO., LTD.

By:	/s/ Hee-Cheul Kim
Name:	Hee-Cheul Kim
Title:	Chief Executive Officer

HANWHA SOLAR HOLDINGS CO., LTD.

By:	/s/ Jung Pyo Seo
Name:	Jung Pyo Seo
Title:	Director

HANWHA CHEMICAL CORPORATION

By:	/s/ Chang-Bum Kim
Name:	Chang-Bum Kim
Title:	Chief Executive Officer

HANWHA CORPORATION

By:	/s/ Kyeong-Seak Ok
Name:	Kyeong-Seak Ok
Title:	Chief Executive Officer

MR. SEUNG-YOUN KIM

By:	/s/ Seung-Youn Kim
Name:	Seung-Youn Kim